UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 10, 2012.

Exhibit 99.1

Golar LNG Limited & LNG Partners LLC Sign Option Agreement

Golar LNG Limited  announced today that it has entered into a ninety day Vessel Charter Option Agreement with LNG Partners, LLC (Houston, TX) to prospectively provide two of its newbuild LNG carriers under long term charter agreements beginning Q1 2015.  The Option is being provided by Golar to LNG Partners in order to facilitate deliveries of LNG production from the Douglas Channel LNG Project in British Columbia, Canada to DES LNG Buyers.  In the event LNG Partners and its DES LNG Buyers are successful in securing LNG off-take from the project through participation in the Nomination Procedures of BC LNG Export Co-Operative, then the Parties will enter into full Charter Agreements under standard industry terms.

Golar has 11 newbuild LNG carriers on order with Samsung Heavy Industries and Hyundai Samho Heavy Indutries with the delivery of the initial vessel planned for September 2013.

The Douglas Channel Project, in which LNG Partners is an equity owner, is a proposed liquefaction facility on the west bank of the Douglas Channel, within the District of Kitimat (British Columbia) and the asserted traditional territory of the Haisla Nation.  The project, through BC LNG Export Co-Operative, has initiated a Request for Nominations for both feed gas supply and LNG off-take.  Under the terms of the Initial Request For Nominations, BC LNG Co-Op Members must provide Nominations on or before October 19, 2012.

In consideration for this option agreement with LNG Partners, Golar will receive certain preferential rights to participate with LNG Partners in the Douglas Channel LNG Project, either through investment in infrastructure, provision of suitable export vessels, or LNG off-take.

Golar LNG Limited's Chairman John Fredriksen commented "We are excited to support the Douglas Channel LNG Project in its efforts to reach Final Investment Decision and believe that the venture has a great opportunity of becoming North America's First LNG Export Project in over 40 years."

Golar LNG Limited

Hamilton, Bermuda

October 10 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement is distributed by Thomson Reuters on behalf of Thomson Reuters clients. Source: Golar LNG, 30 Marsh Wall, London E14 9PT
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 10, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer